CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors and Stockholders:

Leader Hill Corporation

We consent to the inclusion in the foregoing Registration Statement on Form S-1 Amendment No. 1 of our report dated March 16, 2018, relating to our audit of the balance sheets of Leader Hill Corporation as of November 30, 2017, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from August 21, 2017 (inception) through November 30, 2017. Our report dated March 16, 2018, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

 /s/ TAAD, LLP

Diamond Bar, California

May 31, 2018